Filed Pursuant to Rule 433

Registration No. 333-253290-03

Free Writing Prospectus Dated February 27, 2023

PPL ELECTRIC UTILITIES CORPORATION

$600,000,000 FIRST MORTGAGE BONDS, 5.00% SERIES DUE 2033

$750,000,000 FIRST MORTGAGE BONDS, 5.25% SERIES DUE 2053

Issuer:	PPL Electric Utilities Corporation

Issuance Format:	SEC Registered

Trade Date:	February 27, 2023

Settlement Date:	March 2, 2023 (T+3)

Title/Bonds:	5.00% First Mortgage Bonds, Series due 2033 (the “2033 Bonds”)	5.25% First Mortgage Bonds, Series due 2053 (the “2053 Bonds”)

Principal Amount:	$600,000,000	$750,000,000

Stated Maturity Date:	May 15, 2033	May 15, 2053

Interest Payment Dates:	May 15 and November 15 of each year, beginning on November 15, 2023	May 15 and November 15 of each year, beginning on November 15, 2023

Annual Interest Rate:	5.00%	5.25%

Price to Public:	98.975% of the principal amount	97.977% of the principal amount

Benchmark Treasury:	3.500% due February 15, 2033	4.000% due November 15, 2052

Benchmark Treasury Yield:	3.928%	3.935%

Spread to Benchmark Treasury:	+120 basis points	+145 basis points

Yield to Maturity:	5.128%	5.385%

Optional Redemption:

Make-Whole Call:	Prior to February 15, 2033 (the “2033 Par Call Date”), the 2033 Bonds may be redeemed, in whole at any time or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the Redemption Date (assuming the 2033 Bonds matured on the 2033 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the Redemption Date; and (2) 100% of the principal amount of the 2033 Bonds to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the Redemption Date.	Prior to November 15, 2052 (the “2053 Par Call Date”), the 2053 Bonds may be redeemed, in whole at any time or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the Redemption Date (assuming the 2053 Bonds matured on the 2053 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the Redemption Date; and (2) 100% of the principal amount of the 2053 Bonds to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the Redemption Date.

Par Call:	On or after the 2033 Par Call Date, the 2033 Bonds will be redeemable at a redemption price equal to 100% of the principal amount of the 2033 Bonds being redeemed, plus accrued and unpaid interest to the Redemption Date.	On or after the 2053 Par Call Date, the 2053 Bonds will be redeemable at a redemption price equal to 100% of the principal amount of the 2053 Bonds being redeemed, plus accrued and unpaid interest to the Redemption Date.

Use of Proceeds:	We intend to use the net proceeds of this offering to repay the $250 million borrowing under our Term Loan Credit Agreement dated September 2022, to repay short-term debt and for general corporate purposes, which may include repayment, in whole or in part, of our $250 million principal amount outstanding of First Mortgage Bonds, Floating Rate Series due 2023 (the “2023 Bonds”) and our $650 million principal amount outstanding of First Mortgage Bonds, Floating Rate Series due 2024 (the “2024 Bonds”). The loan under the Term Loan Credit Agreement bears interest at floating rates based on the Secured Overnight Financing Rate published by the NY Federal Reserve (“SOFR”) and matures in March 2024. At December 31, 2022, we had $145 million of outstanding short-term debt, including commercial paper borrowings, bearing interest at a weighted average interest rate of 4.74%, which was incurred primarily for capital expenditures. Our 2023 Bonds bear interest at a floating rate based on LIBOR and our 2024 Bonds bear interest at a floating rate based on SOFR.

CUSIP / ISIN:	69351U BA0 / US69351U BA07	69351U BB8 / US69351U BB89

Joint Book-Running Managers:	Barclays Capital Inc. PNC Capital Markets LLC Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.

Co-Managers:

CIBC World Markets Corp.

Huntington Securities, Inc.

WauBank Securities LLC

Bancroft Capital, LLC

CastleOak Securities, L.P.

Loop Capital Markets LLC

Roberts and Ryan Investments, Inc.

Samuel A. Ramirez & Company, Inc.

Expected Ratings:*	A1 (Stable) by Moody’s Investors Service, Inc. A+ (Stable) by S&P Global Ratings, a division of S&P Global Inc.

*

Note: Each security rating agency has its own methodology for assigning ratings. Security ratings are not recommendations to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Capitalized terms used and not defined herein have the meanings assigned in the Issuer’s Preliminary Prospectus Supplement, dated February 27, 2023.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847, PNC Capital Markets LLC toll-free at (855) 881-0697, Scotia Capital (USA) Inc. toll-free at (800) 372-3930 or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.